UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________
FORM 11-K/A
(Amendment No. 1)
_________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 001-12658

_________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Albemarle Corporation
4250 Congress Street, Suite 900
Charlotte, North Carolina 28209

EXPLANATORY NOTE

This Amendment No. 1 on Form 11-K/A (this "Amendment") is being filed to amend the Annual Report of the Albemarle Corporation Retirement Savings Plan, as amended and restated (the "Plan") for the year ended December 31, 2019 (the "Form 11-K") as filed with the Securities and Exchange Commission on June 29, 2020. The sole purpose of this Amendment is to correct the date in Exhibit 23.1 as filed with the Form 11-K.

No other changes are being made to the Plan's Form 11-K. This Amendment speaks as of the original filing date and does not reflect events occurring after the filing of the Form 11-K. No other changes are being made to any other disclosures contained in the Form 11-K.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN

BY:	/s/ Scott A. Tozier
Scott A. Tozier
Chairman of the Benefit Plans Investment Committee
Dated: June 30, 2020

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm